

June 30, 2011

<u>Via U.S. Mail</u>
Mr. Wang Hui
Chief Executive Officer
Advanced BioMedical Technologies, Inc.
350 Fifth Avenue, 59th Floor
New York, New York 10118

  Re: Advanced BioMedical Technologies, Inc.
     Form 10-K for the fiscal year ended October 31, 2010
     Filed on February 15, 2011
     File No. 000-53051

Dear Mr. Hui:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2010</u>

<u>Item 1. Business - Overview of PA Devices and Market in China and Worldwide</u>

<u>Item 7. Management's Discussion and Analysis – Marketing and Sales Goals</u>

1. We note that you have presented projections and forecasts in Item 1 under "Overview of PA Devices and Market in China and Worldwide" and in Item 7 under "Revenues,"

Mr. Wang Hui
Advanced BioMedical Technologies, Inc.
June 30, 2011
Page 2

"Marketing and Sales Goals" and "China's Marketing Analysis and Sales Strategy."
Please tell us how these projections and forecasts comply with the requirements of Item
10(b) of Regulation S-K, which indicates that there must be a reasonable basis for
projections of future performance. We note that you have not generated any revenues,
have not yet been granted regulatory approval, and have not yet started
commercialization of your products. Please amend you filing to disclose your basis for
these projections and forecasts that complies with the requirements of Item 10(b) or
remove them from your filing. This comment also applies to the forecasts in the MD&A
section of your Form 10-Q for the quarter ended April 30, 2011.

Item 7. Management's Discussion and Analysis

2.   In future filings, including all future amendments, please provide a discussion of your
        specific plan of operations, including your plans to fully develop your products and the
        expected time frame, funding needs and sources of these funding needs.

Finance Costs

3.   Please tell us where you filed as exhibits your agreements with related parties mentioned
        in this section. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 9A. Controls and Procedures

4.   We note your disclosure under Item 9A that your internal control over financial reporting
        as of October 31, 2010 has been audited by your independent accountants, and that their
        report has been included in the filing. Please tell us where this report is included in your
        Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

5.   In future filings, including all future amendments, provide the disclosure required by Item
        401(e) of Regulation S-K. For example, please describe the specific experience,
        qualifications, attributes, or skills that led the board to conclude that such person should
        serve as a director.

Item 13. Certain Relationships and Related Transactions and Director Independence

6.   In future filings, including all future amendments, provide all of the disclosure required
        by Item 404(a) of Regulation S-K for related party transactions. For example, the

information required by Item 404(a) should be disclosed for each transaction described on page F-11 of your financial statements.

7.   In future filings, including all future amendments, please expand the references to the "related parties," "directors" and "related company" to identify the related party, director or company.

Signatures

8.   In future filings, including all future amendments, please ensure that you identify parenthetically which officer is signing in their capacity of the principal executive officer, the principal financial officer, and the controller or principal accounting officer below the second paragraph on the Signatures page. Refer to General Instruction D of Form 10-K.

Exhibits 31.1 and 31.2

9.   We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. We also see this omission in your Forms 10-Q. Please file amendments to the Form 10-K and to the Forms 10-Q for the first and second quarter of fiscal 2011 to present certifications that include the required paragraphs.

Form 10-Q for the Quarter Ended April 30, 2011

Note 5. Government Grants

10.   We note that you have recorded a grant receivable in the quarter ended April 30, 2011 under the U.S. Government's Qualifying Therapeutic Discovery Project and recognized the entire amount as income in the quarter. Please tell us the nature of and reason for the grant from the U.S. government since all your operations are in China. In addition, clarify whether this grant relates to future R&D activities. Please tell us your basis in the accounting literature for recognizing the entire grant in the quarter ended April 30, 2011.

Item 4. Controls and Procedures

11.   Please revise to disclose changes in internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

12.   We note the discussion in the first paragraph under Item 4 that your certifying officers have concluded that your disclosure controls and procedures require additional diligence to be considered effective in reaching that level of assurance. Please tell us what you mean by the reference to additional diligence. We also note your reference in the second paragraph that your Chief Executive Officer and Chief Financial Officer concluded with the additional controls and procedures you have put in place that your disclosure controls and procedures were effective. Please revise to provide an unconditional conclusion of the effectiveness of your disclosures controls and procedures as required by Item 307 of Regulation S-K and Sections 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

13.   We reference the discussion in the second paragraph of the additional controls that you have put in place. Please revise to disclose these additional controls.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602, or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 on other comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian R. Cascio
Accounting Branch Chief